FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

9 May 2014

HSBC AGREES TO SELL ITS BUSINESS IN PAKISTAN

HSBC Bank Middle East Limited ('HBME'), an indirect wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its banking business in Pakistan (the 'Business') to Meezan Bank Limited ('Meezan') through a scheme of amalgamation under the Pakistan Banking Companies Ordinance, 1962 ('the Transaction').

The Transaction, which is subject to regulatory and other customary approvals, including the approval of the direct shareholders in HBME and Meezan, is expected to complete during the second half of 2014.

At 31 December 2013, the Business comprised 10 branches and had gross assets of PKR48bn (approximately US$455m). All employees in the Business, with a very small number of exceptions, will be offered positions with Meezan upon completion.

Media enquiries to:
Ahmad Othman	+ 971 4 423 5628	ahmadothman@hsbc.com
Brendan McNamara	+ 44 20 7991 0655	brendan.mcnamara@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in 75 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 09 May 2014